U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2011
Commission File No.: 001-04192
Terra Nova Royalty Corporation
(Translation of Registrant’s name into English)
Suite #1620 — 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☑ Form 20-F	☐ Form 40-F
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☑ No
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

NEWS RELEASE

Corporate Terra Nova Royalty Corp Rene Randall 1 (604) 683-8286 ex 224 rene.randall@terranovaroyalty.com	Investors Allen & Caron Inc. Joseph Allen 1 (212) 691-8087 joe@allencaron.com	Media Allen & Caron Inc. Len Hall 1 (949) 474-4300 len@allencaron.com
TERRA NOVA ROYALTY CORPORATION REPORTS YEAR END RESULTS FOR 2010
NEW YORK (March 31, 2011) . . . Terra Nova Royalty Corporation (“Terra Nova”) (NYSE: TTT) today announced results for the year ended December 31, 2010. Our financials statements are now prepared in accordance with International Financial Reporting Standards. Unless otherwise noted, all dollar amounts are in United States dollars.
2010 has been a year of transition for our company. During the year, we completed the distribution of our former subsidiary, KHD Humboldt Wedag International AG to our shareholders and we acquired Mass Financial Corp. (“Mass”). This has allowed us to create a very interesting platform for future growth. Our current goal is to expand our existing businesses and to grow by our traditional acquisition method, with a focus on larger projects.
Here is how we look in a simple way:

Book value	$548 million
Book value per share	$8.76
Cash & securities	$426 million
Working capital	$412 million
2011 Projected revenues with Mass*	$410 to 425 million
Common share listing	New York Stock Exchange

*
note: This projection, without new projects, is being provided for illustrative purposes for our company going forward after the acquisition of Mass and is based on various assumptions made by management, including that the financial results of the businesses remain consistent with the preceding year and is based on current economic and operating conditions. Readers are cautioned that such information is subject to various risks and uncertainties, including those set forth under Risk Factors in our annual report on Form 20-F, is not indicative of actual results and is not appropriate for other purposes.

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Results
It should be clearly noted that our results of operations for 2010 only include the results of the businesses acquired through our acquisition of Mass from November 16, 2010, or less than 30 working days. Accordingly, they are not comparable to prior periods.
The results also include expenses for the period and negative goodwill in the amount of $41.1 million, which do not have a direct relationship to our business platform going forward.
For the year ended December 31, 2010, our total revenues were $85.4 million (excluding negative goodwill of $41.1 million) with net income to our shareholders of $30.3 million or $0.85 per diluted share.
Revenues for 2009 from our continuing operations were $14.7 million, and net income to our shareholders was $36.7 million, or $1.21 per share.
At December 31, 2010, we had $426 million in cash and securities, our current ratio was 3.77 and our long-term debt-to-shareholders’ equity ratio was 0.09. Our acid test ratio (cash, receivable and short term investments, divided by current liabilities) was 3.07 and book value was $8.76 per share.
Our total revenues by operating segment were as follows for each of the years ended December 31, 2010 (which includes less than 30 working days for the consolidation of Mass and excludes the negative goodwill described below) and 2009.
All amounts in thousands

	2010	2009
Commodities and resources	$76,478	$13,530
Merchant banking	4,821	—
Other	4,131	1,188

Total revenues	$85,430	$14,718

Negative Goodwill
In 2010, we recognized negative goodwill in the amount of $41.1 million, which arose as the market price of our shares on the acquisition dates being $7.99 was less than the fair value of the net identifiable assets acquired from Mass. Also, Mass had positive goodwill on its books, in the amount of $5.4 million, which was offset against such negative goodwill.
Pro Forma Consolidated Results for 2010
The following table presents the results of our continuing operations as if the businesses of Mass had been acquired and consolidated as of January 1, 2010. The amounts include the results of Mass, depreciation, amortization and depletion of the acquired fixed assets and intangible assets recognized on acquisition. The amounts do not include any possible synergies from the acquisition. The results of Mass for the period before acquisition have not been adjusted to reflect our accounting policies nor to reflect the fair value adjustments made on acquisition. The information is provided for illustrative purposes only and does not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of our future results and is not appropriate for other purposes.

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All amounts in thousands (unaudited)

Revenues	$379,695
Net income	$29,307
Net income attributable to equity shareholders	$28,619
Liquidity
Our management believes we currently have adequate liquidity and acceptable financial ratios. As at December 31, 2010, we had cash and securities of $426 million, working capital of $412 million, total assets of $854 million and our shareholders’ equity was $548 million.
We also have lines of credit in the amount of $379 million. As part of our activities, we establish, utilize and maintain various kinds of credit lines and facilities with banks, insurers and finance providers, including accounts receivable financing and letters of credit. We often enhance the credit of such facilities through insurance. Trade finance is often layered with varying limitations and exceptions.
We believe that cash flow from operating activities together with cash on hand and borrowings available under our credit facilities will be sufficient to fund currently anticipated capital spending and debt service requirements. We generally fund our operations from cash generated by operations.
Business
We are active in a broad spectrum of activities related to the integrated combination of commodities and resources and merchant banking. Our business is divided into three reportable segments: (i) commodities and resources, which includes our commodities trading activities and mineral and royalty interests; (ii) merchant banking, which includes our trading, trade finance, financial services and proprietary investing activities; and (iii) other, which encompasses our corporate and other investments, including our medical supplies and services businesses.
Trading of Commodities and Resources
Our commodities and resources operations include our integrated commodities trading activities and our mineral interests. We conduct trading primarily through our subsidiaries based in Vienna, Austria and supply various commodities, including minerals and metals, chemicals and plastics and wood products to our customers. Such commodities originate either from our directly or indirectly held interests in resource projects or are secured by us from third parties. Our commodities trading activities are globally focused. We also derive production royalty revenue from a mining sub-lease of the lands upon which the Wabush iron ore mine is situated.

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Through our commodities and resources business, we also provide logistics and other services to producers and consumers of commodities. These activities are supported by strategic direct or indirect investments in resource assets operating in our core commodities, including plastics, non-ferrous metals and minerals, including iron ore.
Our commodities trading activities include purchasing, selling and conducting product swaps of various commodities. To a lesser extent, we also act as a trading agent for clients. Our trading activities often utilize innovative trading strategies and structures. We currently trade with commodity and other producers who are unable to effectively realize sales due to their specific circumstances.
Generally we purchase or produce the underlying commodity and sell it to an end buyer or further trade it for another commodity which will subsequently be sold. Further, commodity producers and end customers often work with us to better manage their internal supply, distribution risk, and currency and capital requirements. In such trading activities, we try to capture various trading, financing and currency spreads. Through our trading activities, we have been able to develop ongoing relationships with commodity producers, end customers and trade financiers.
We generally source commodities from Asia, Africa, Europe, the United States and the Middle East. Our commodities sales for the most part include the European, Middle Eastern, Asian and North and South American markets.
Through our commodities trading activities, we have sourced, supplied and traded, primarily for our own account, the following commodities:

Metals and Minerals	Chemicals and Plastics	Wood Products
iron-ore bauxite manganese-ore cobalt base metals magnesium steel products zinc alloys aluminum foils aluminum sheets coal clinker cement ferrous alloys silicon metals	polystyrene high density polyethylene linear low density polyethylene low density polyethylene polyethylene terephthalate polypropylene polyvinyl chloride	pulp saw logs round logs sawn timber plywood medium density fiberboard wood pellets

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Merchant Banking
Our merchant banking business includes merchant banking and financial services, including specialized banking, corporate finance, trade finance and other services, proprietary investing and our real estate and investment properties. We seek to invest in many industries, emphasizing those businesses or assets where the perceived intrinsic value is not properly recognized nor properly reflected in their share price valuation. Our investments are generally not passive. We seek investments where our management and financial expertise can be used to actively add or unlock value. Our merchant banking activities also include our trading and financial experience and relationships to provide trading services, such as transportation and logistics and trade finance services to our trading customers.
Other
Our other segment encompasses corporate and our investments in joint ventures through our subsidiary which provides medical equipment and supplies. Specifically, we are engaged in the operation of technically advanced eye care centers through cooperative joint ventures with government-controlled hospitals in China. These hospitals provide the necessary space and medical staff to operate the centers, and we provide the specialized medical equipment and supplies, training and supervision with respect to certain surgical procedures. We also sell and service medical equipment.
Cash Dividend
We have established an annual cash dividend policy as follows:
•	The annual dividend is based on the annual dividend yield of the New York Stock Exchange Composite Index for the preceding year plus 25 basis points.

•	On January 15, 2011, we announced the declaration of an aggregate cash dividend for 2011 of $0.20 per common share, representing a dividend yield of 2.58 percent, payable in quarterly installments.

•
The first payment of $0.05 per common share was paid on January 31, 2011 to shareholders of record on January 20, 2011. The second payment will be made on April 11, 2011 to shareholders of record on March 31, 2011. In the future, we plan to announce and declare the cash dividend during the first full week of each year. The declaration, timing and payment of future dividends will depend on, among other things, our financial results.

Corporate Tax
We are a company organized under the laws of Canada, with operations through a subsidiary that is organized under the laws of Barbados and licensed as an “international business company” under Barbados laws. As an international business company, it is subject to Barbados income tax at regressive rates ranging from 2.5% to 1%. Such rates being 2.5% on all profits and gains up to Barbados dollars (“Bds”) $10 million, 2% on all profits and gains exceeding Bds$10 million but not exceeding Bds$20 million, 1.5% on all profits and gains exceeding Bds$20 million but not exceeding Bds$30 million and 1% on all profits and gains in excess of Bds$30 million. Barbados does not levy any form of tax on capital gains, nor does it tax earnings of foreign corporations in which there is an equity interest. In 2010 we recorded a mining royalty tax of $6.7 million and tax on other income of $231,000.

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Chairman Michael Smith commented: “Our prime objective is simply to do good business. Given our liquid resources, we are well positioned to take advantage of opportunities arising from the global market downturn. These are interesting times for business opportunities but we must maintain our financial discipline. As we progress this year, we plan to change our name and image to better reflect our new direction and platform.
We did have some disappointments last year which were that:
•	Our general and administrative expenses are still way too high. It should now come down as we have completed all our major transactions in 2010;

•	we also had several new projects that we were working on, but have yet to complete. We are however pleased that we controlled our risk in assessing these new opportunities; and

•	we did not cut off all expenses related to the former industrial business quickly enough.
These are the key areas we need to improve upon.”
Mr. Smith concluded: “We believe that the growth of our asset base and net worth are the only true valuation measures of our performance. Going forward, we will utilize our foundation of commodities and resources and merchant banking and our strategic of operating businesses to vigorously pursue international opportunities for future growth. We will continue to manage our business activities for the long term, investing on the basis of our traditional disciplined approach while paying particular attention to the potential value to be realized by applying our financial expertise and patience. I would like to thank our shareholders for their support and look forward to generating a return on our assets.”
Shareholders are encouraged to read the entire Form 20-F, which will be filed with the SEC, for a greater understanding of Terra Nova.
Today at 10:00 a.m. EDT (7:00 a.m. PDT), a conference call will be held to review Terra Nova’s announcement and results. This call will be broadcast live over the Internet at www.terranovaroyalty.com. An online archive will be available immediately following the call and will continue for seven days. You may also to listen to the audio replay by phone by dialing: 1 (877) 660 6853 using conference ID number: 369104, account number #356. International callers should dial: 1 (201) 612 7415.
About Terra Nova
Terra Nova is active in a broad spectrum of activities related to the integrated combination of commodities and resources, including commodity trading and resource interests, and merchant banking, including trade finance, financial services and proprietary investing. To obtain further information on the Company, please visit our website at: http://www.terranovaroyalty.com.

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Disclaimer for Forward-Looking Information
This document contains statements which are, or may be deemed to be, “forward-looking statements” which are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, revenues, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause our actual results, revenues, performance or achievements to differ materially from our expectations include, among other things: (i) periodic fluctuations in financial results as a result of the nature of our business; (ii) commodities price volatility; (iii) economic and market conditions; (iv) competition in our business segments; (v) decisions and activities of operators of our resource interests; (vi) the availability of commodities for our commodities and resources operations; (vii) the availability of suitable acquisition or merger or other proprietary investment candidates and the availability of financing necessary to complete such acquisitions; (viii) our ability to realize the anticipated benefits of our acquisitions; (ix) additional risks and uncertainties resulting from strategic investments, acquisitions or joint ventures; (x) counterparty risks related to our trading activities; (xi) unanticipated grade, geological, metallurgical, processing or other problems experienced by the operators of our resource interests; and (xii) other factors beyond our control.. Such forward-looking statements should therefore be construed in light of such factors. Other than in accordance with its legal or regulatory obligations, the Company is not under any obligation and the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties are set out in our MD&A for the year ended December 31, 2010, which will be filed with Canadian securities regulators and filed on Form 20-F with the United States Securities and Exchange Commission.
AUDITED FINANCIAL TABLES FOLLOW —

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TERRA NOVA ROYALTY CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
December 31, 2010 and 2009
(Audited)
(United States Dollars in Thousands)
ASSETS

	2010	2009

Current Assets

Cash and cash equivalents	$397,697	$38,046
Securities	27,894	11,212
Restricted cash	3,464	—
Loan receivable	5,792	—
Trade receivables	13,088	—
Other receivables	12,107	5,666
Inventories	67,102	—
Real estate held for sale	12,480	—
Contract deposits, prepaid and other	20,847	774
Current assets of discontinued operations	—	681,049

Total current assets	560,471	736,747

Non-current Assets

Note receivable	—	1,672
Securities	7,262	—
Equity method investments	5,713	—
Investment property	38,584	—
Property, plant and equipment	4,202	152
Interests in resource properties	231,297	191,488
Deferred income tax assets	6,727	12,115
Non-current assets of discontinued operations	—	9,546

Total non-current assets	293,785	214,973

Total assets	$854,256	$951,720

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TERRA NOVA ROYALTY CORPORATION
CONSOLIDATED STATEMENT OF FINANCIAL POSITION (con’t)
December 31, 2010 and 2009
(Audited)
(United States Dollars in Thousands)
LIABILITIES AND EQUITY

	2010	2009

Current Liabilities

Short-term bank borrowings	$69,979	$—
Debt, current portion	4,144	—
Accounts payables and accrued expenses	47,130	6,022
Provisions	362	—
Income tax liabilities	3,803	278
Deferred sale liabilities	23,133	—
Current liabilities relating to discontinued operations	—	359,626

Total current liabilities	148,551	365,926

Long-term Liabilities

Debt, less current portion	48,604	—
Provisions	232	—
Deferred income tax liabilities	64,436	48,664
Deferred sale liabilities	39,993	—
Long-term liabilities relating to discontinued operations	—	96,038

Total long-term liabilities	153,265	144,702

Total liabilities	301,816	510,628

EQUITY

Capital stock	381,673	141,604
Treasury stock	(67,501)	(83,334)
Contributed surplus	5,775	7,232
Retained earnings	213,519	354,334
Accumulated other comprehensive income	14,290	15,853

Total shareholders’ equity	547,756	435,689
Non-controlling interests	4,684	5,403

Total equity	552,440	441,092

	$854,256	$951,720

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TERRA NOVA ROYALTY CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2010 and 2009
(Audited)
(United States Dollars in Thousands, Except Per Share Amounts)

	2010	2009

Net Sales	$84,476	$14,718
Equity income	954	—

Gross revenues	85,430	14,718

Costs and Expenses:
Costs of sales	49,352	8,525
Selling, general and administrative	18,316	16,474
Share-based compensation (recovery) — selling, general and administrative	72	(2,713)
Interest	974	477
Loss on derivative contracts	2,010	—

	70,724	22,763

	14,706	(8,045)

Other items:
Currency transaction loss, net	(3,608)	(3,208)
Loss on settlement of investment in preferred shares of former subsidiaries	—	(9,538)
Negative goodwill	41,058	—

Income (loss) before income taxes	52,156	(20,791)

Income tax (expense) recovery:
Income taxes	(231)	7,510
Resource property revenue taxes	(6,744)	(3,039)

	(6,975)	4,471

Income (loss) from continuing operations	45,181	(16,320)
Income (loss) from discontinuing operations	(15,449)	54,042

Net income for the year	29,732	37,722
Less: Net (income) loss attributable to non-controlling interests	584	(1,050)

Net income attributable to owners of the parent company	$30,316	$36,672

Consisting of: Continuing operations	$45,839	$(16,320)
Discontinued operations	(15,523)	52,992

	$30,316	$36,672

Basic and diluted earnings (loss) per share:
Continuing operations	$1.28	$(0.54)
Discontinued operations	(0.43)	1.75

	$0.85	$1.21

Weighted average number of common shares outstanding — basic	35,857,873	30,354,207
— diluted	35,858,911	30,354,207

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TERRA NOVA ROYALTY CORPORATION
FINANCIAL HIGHLIGHTS
December 31, 2010
(Audited)
(United States Dollars in Thousands, Except Per Share Amounts)

Cash and cash equivalents	$397,697
Securities	27,894
Trade receivables	13,088
Current assets	560,471
Total assets	854,256
Current liabilities	148,551
Working capital	411,920
Current ratio	3.77
Acid test ratio	3.07
Long term debt, less current portion	48,604
Long-term debt-to-shareholders’ equity	0.09
Total Liabilities	301,816
Shareholders’ equity	547,756
Equity per common share	8.76

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERRA NOVA ROYALTY CORPORATION
By:	/s/ Michael Smith
Michael Smith
Chairman, President and Chief Executive Officer

Date: March 31, 2011